International Tower Hill Mines Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

August 31, 2006

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3(a)), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

For further information, please contact:

Michael W. Kinley, Chief Financial Officer

Tel:

(604) 683-6332

Fax:

(604) 408-7499

Consolidated Financial Statements

(Unaudited –Prepared by Management)

(Expressed in Canadian dollars)

August 31, 2006

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Consolidated Balance Sheets

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

	August 31,	May 31,
	2006	2006
		(Audited)
ASSETS
Current
Cash and cash equivalents	$ 10,561,671	$ 6,695
Marketable securities (note 3)	10,000	10,000
Accounts receivable	35,426	1,668
Prepaid expenses	7,757	2,052

	10,614,854	20,415

Term deposit (note 5a)	2,500	2,500

Equipment (note 4)	121,714	-

Mineral properties (note 5)	9,863,902	1,030,316

	$ 20,602,970	$ 1,053,231

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 1,070,885	$ 6,097

	1,070,885	$ 6,097

SHARE CAPITAL AND DEFICIT
Share capital (note 6)	22,204,940	$ 3,715,664
Contributed surplus (note 6)	354,070	-
Deficit	(3,026,925)	(2,668,530)

	19,532,085	1,047,134

	$ 20,602,970	$ 1,053,231

Commitments (note 4)

Subsequent events (note 11)

Approved by the Directors:

Director

Anton Drescher

Director

Henk Van Alphen

Consolidated Statements of Operations and Deficit

Three Month Period Ended August 31

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

	2006	2005

Expenses
Amortization	$ 3,410	$ -
Consulting fees (note 9)	37,602	15,000
Donations	11,664	-
Investor relations	17,806	-
Office and miscellaneous	10,360	175
Professional fees (note 9)	36,855	6,060
Property investigations	124,903	-
Rent	5,086	1,800
Regulatory	6,395	4,851
Travel and promotion	27,065	59
Wages	48,017	-

	329,163	27,945

Other items
Gain(loss) on foreign exchange	(55,528)	-
Interest income	26,296	5

	29,232	5

Loss for the period	(358,395)	(27,940)

Deficit, beginning of period	(2,668,530)	(2,541,302)

Deficit, end of period	$ (3,026,925)	$ (2,569,242)

Basic and fully diluted loss per share	$ (0.02)	$ (0.00)

Weighted average number of shares outstanding	15,880,498	9,012,183

Consolidated Statements of Cash Flows

Three Month Period Ended August 31

(Expressed in Canadian dollars)

(Unaudited – prepared by Management)

	2006	2005

CASH PROVIDED BY (USED FOR)

Operating Activities
Loss for the period	$ (358,395)	$ (27,940)
Add item not affecting cash
Amortization	3,410	-
Changes in non-cash items:
Accounts receivable	(33,758)	(383)
Accounts payable and accrued liabilities	115,951	1,032
Prepaid expenses	(5,705)	744
	(278,497)	(26,547)

Financing Activities
Advance from (repayment to) a director	-	26,500
Issuance of capital stock	11,492,348	-
Share issuance costs	(145,620)	-
	11,346,728	26,500

Investing Activities
Mineral property acquisition costs	-	(12,760)
Mineral property exploration costs	(388,131)	(69,866)
Expenditures on fixed assets	(125,124)	-
	(513,255)	(82,626)

Increase (decrease) in cash and cash equivalents	10,554,976	(96,365)

Cash and cash equivalents, beginning of period	6,695	111,180

Cash and cash equivalents, end of period	$ 10,561,671	$ 14,815

Supplemental cash flow information
Interest received	$ 422	$ -
Income taxes paid	$ -	$ -

Non-cash transactions

Shares issued to acquire mineral properties	$ 7,496,619	$ -
Shares issued as agent’s commission	$ 436,404	$ -

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Three months ended August 31, 2006 and 2005

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

1.

Nature of Operations

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  At August 31, 2006, the Company was in the exploration stage and had interests in properties in Alaska, U.S.A. and British Columbia, Canada.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.  The Company’s ability to continue as a going concern is dependent upon achieving profitable operations and/ or obtaining additional financing.  While the Company is expending its best efforts in this regard, the outcome of these matters can not be predicted at this time.  These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and future profitable production or disposition thereof.

2.

Significant Accounting Policies

The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

a)

Basis of consolidation

These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. and its wholly owned subsidiaries Talon Gold Alaska Inc. (an Alaska corporation), Talon Gold (US) LLC (a Colorado limited liability company), and 813034 Alberta Ltd. (“813034”) (an Alberta corporation).

b)

Cash equivalents

The Company considers cash equivalents to consist of highly liquid investments with a remaining maturity of three months or less when purchased, and which are subject to insignificant credit and interest rate risk.

c)

Marketable securities

Marketable securities are valued at the lower of cost or market.

d)

Foreign currency translation

Monetary assets and liabilities are translated at period-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction.  Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year.  Amortization is converted using rates prevailing at dates of acquisition.  Gains and losses from foreign currency translation are included in the consolidated statements of operations.

e)

Amortization

Amortization of equipment is recorded at the following annual rates:

Computer equipment

-

30% declining balance

Office furniture

-

20% declining balance

Computer software

-

3 years straight line

f)

Mineral properties

Mineral properties consist of mining claims, leases and options.  Acquisition options, leasehold and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment.  If the property is put into production, the costs of acquisition and exploration will be written-off over the life of the property, based on estimated economic reserves.  Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period.  If a property is abandoned, the property and deferred exploration costs will be written-off to operations in the period of abandonment.

Recorded costs of mineral properties and deferred exploration and development expenditures are not intended to reflect present or future values of mineral properties.

Deferred costs related to mineral property interests are periodically reviewed for impairment. A review for potential impairment is subject to potentially material measurement uncertainty.  If a review indicates that a mineral property interest has been impaired the related deferred costs are written down or written off.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements and inadvertent non-compliance with regulatory requirements.

g)

Asset retirement obligation

The Company has adopted the CICA’s new Handbook Section 3110 “asset retirement obligations” which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.  The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets.  The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made.  Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset.  The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life.  The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

Management has determined that adoption of this policy had no impact to current or prior periods.

h)

Loss per share

Basic loss per share is calculated using the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the period was 15,880,498 (2005 – 9,012,183). Diluted loss per share has not been presented separately as the outstanding options and warrants are anti-dilutive for each of the periods presented.

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

i)

Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.  Where practicable, the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise, only available information pertinent to fair value has been disclosed.

j)

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

k)

Income tax

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized.  Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

l)

Stock based compensation

The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments.  Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.  Compensation is recognized in the statement of operations over the vesting period.

m)

Joint venture accounting

Where the Company’s exploration and development activities are conducted with others, the accounts reflect only the Company’s proportionate interest in such activities.

n)

Measurement uncertainty

The future recovery of the recorded cost of the properties, and the provision for a future asset retirement obligation, are based on estimates.   By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

3.

Marketable Securities

	August 31, 2006	May 31, 2006
(audited)
Ravencrest Resources Inc. (cost base $10,000)	$ 10,000	$ 10,000

	$ 10,000	$ 10,000

At August 31, 2006 the Company held 100,000 shares of Ravencrest Resources Inc. (“Ravencrest”) acquired as part of the Mining Venture Agreement with Ravencrest (note 5a).

4.

Equipment

	August 31, 2006			May 31, 2006
	Cost	Accumulated Amortization	Net Book Value	(audited)
Furniture and equipment	$ 1,120	19	1,101	$ -
Computers and equipment	35,859	943	34,916
Computer software	88,145	2,448	85,697	-

	$ 125,124	3,410	121,714	$ -

5.

Mineral Properties

Accumulated costs in respect of mineral claims owned, leased or under option, consist of the following:

			AngloGold Properties							Optioned Properties
	Siwash Silver Claims	West Tanana	Livengood	West Pogo	Coffee Dome	Gilles	Caribou	Blackshell	Chisna	LMS (i)	Terra (ii)	Total
	(note 5(a))	(note 5(b))	(note 5(c))	(note 5(c))	(note 5(c))	(note 5(c))	(note 5 (c))	(note 5(c))	(note 5(c))	(note 5 (d))	(note 5(d))
Balance, May 31, 2005	$ 1,026,512	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,026,512
Acquisition costs:	3,230	-	-	-	-	-	-	-	-	-	-	3,230
Cash payments	574	-	-	-	-	-	-	-	-	-	-	574
Balance, May 31, 2006	1,030,316	-	-	-	-	-	-	-	-	-	-	1,030,316
Acquisition costs:
Cash payment	-	67,198	75,803	5,928	10,107	5,894	1,683	4,211	8,424	-	-	179,248
Common shares issued	-	-	5,039,865	394,045	671,982	391,990	111,997	279,993	559,985	-	-	7,449,857
Deferred exploration expenditures:
Contract services	-	662	13,959	2,389	13,877	8,129	-	481	14,504	214,504	356,477	624,983
Assay	-	4,358	-	-	-	-	-	-	-	13,229	-	17,587
Drilling	-	-	-	-	-	-	-	-	-	261,424	21,670	283,094
Field costs	-	-	182	-	-	-	-	-	-	10,639	29,416	40,237
Equipment rental	-	1,484	-	-	-	-	-	-	5,128	39,012	51,585	97,209
Travel	-		887	-	-	-	-	-	-	6,497	3,157	10,541
Land maintenance & tenure	-	0	45,135	-	32,673	-	336	-	45,602	6,525	560	130,830
	-	6,504	60,163	2,389	46,550	8,129	336	481	65,234	551,830	462,865	1,204,481
Total expenditure for the period	-	73,702	5,175,831	402,362	728,639	406,013	114,016	284,685	633,643	551,830	462,865	8,833,586
Write-offs	- -	-	-	-	-	-	-	-	-	-	-	-
Balance, August 31, 2006	1,030,316	73,702	5,175,831	402,362	728,639	406,013	114,016	284,685	633,643	551,830	462,865	9,863,902

(a)

Siwash Silver Claims

i)

On October 27, 1987, the Company was granted an option to acquire a 100% interest in certain mineral claims situated in British Columbia.  The agreement required total consideration of $160,000 to be paid in annual instalments of $12,500, all of which have been paid.

On November 17, 1987, the Company paid $1,000 to Brenda Mines Ltd. (Brenda) to obtain certain information on this property and gave Brenda the option to provide production financing should the property come into production in the future.  The Company has granted Brenda an option to acquire a 51% interest in the property for 90 days following a positive production recommendation by an independent consulting firm.  Terms of the option include reimbursing all exploration and feasibility study expenditures incurred to that date up to a total of $2 million and providing all capital required to bring the property into production.  In the event that the property generates a positive cash flow, Brenda will retain 80% of profits until all development capital plus interest has been repaid, at which time proceeds will be distributed based on interest in the project.

If the Company decides to sell any or all of its interest in the property to a third party, it must first offer that interest to Brenda on the same terms and Brenda shall have 60 days to advise the Company of its decision.

The Company has pledged a $2,500 term deposit as reclamation security as required by the Province of British Columbia.

ii)

On September 18, 1996, the Company acquired a 100% interest in certain mineral claims situated adjacent to the Company’s Siwash Silver Leases in British Columbia. The purchase price of the claims was $15,000 (paid).  Upon commencement of production of valuable minerals from the claims, the vendor will receive a royalty of 1% of net smelter returns.

iii)

The Company staked an additional 17 claims in British Columbia, at a cost of $9,134.

iv)

On March 31, 2005 the Company granted Ravencrest Resources Inc. (“Ravencrest”), a company related by common directors and officers, the right to acquire a 50% interest in two claim groups (as described in note 4 (a)(iii), the Siwash 4 Mineral Claim, consisting of 16 units, and the Siwash 3 Mineral Claim, consisting of 16 units, located in southeastern British Columbia at Siwash Creek for cash of $25,000 and issuance of 100,000 common shares of Ravencrest valued at $.10 cents per share. Ravencrest is also required to carry out an exploration work program recommended by Apex Geoscience Ltd. in the sum of $112,500 on or before October 31, 2006 (extended from March 31, 2006 on October 1, 2005).

(b)

West Tanana, Alaska

The Company acquired an interest in the West Tanana Project from Doyon, Limited, an Alaska Native Regional Corporation, by way of a mining exploration agreement with the option to lease. The agreement with Doyon is a two stage Exploration Option/Mining Lease, whereby the Company has the option to enter into one or more mining leases over some or all of the Doyon conveyed lands (25,920 acres) and up to 3 leases totaling 8,000 acres over the Doyon selected lands (25,872 acres) subject to the exploration option agreement.

In order to maintain the option to lease in good standing, the Company is required to pay Doyon USD 350,000 over six years (five years plus one year extension, USD 50,000 first year,) make annual scholarship donations of USD 10,000 per year, and incur exploration expenditures totaling USD 2,625,000, subject to reduction to USD 2,125,000 if the lands subject to the option are reduced by 50% or more (USD 75,000 commitment for the first year). If  the Company does not terminate the option prior to January 1 in any option year, the specified minimum expenditures for that year become a commitment.

At any time during the option period, the Company may enter into a mining lease with Doyon Limited with respect to any one or more area(s) of the lands in respect of which it has expended at least USD 600,000, carried out at least 10,000 feet of core drilling, and submitted a pre-feasibility study. Each mining lease will have a term of 15 years and for so long thereafter as commercial production continues and requires advance minimum royalty payments of USD 250,000 per year during the first five years of the term. The Company is also required to incur minimum mandatory exploration expenditures equal to the greater of USD 25/acre or USD 250,000 for each of the first five years and USD 50/acre or USD 500,000 in the sixth and each succeeding year. If, on or before the 5th year of the term, the Company has not produced a feasibility study and made a production decision, the annual advance minimum royalty payments increase to USD 500,000.Advance royalty payments are credited against 50% of production royalties.

Upon commencement of commercial production, the Company is required to pay a production royalty on precious metals, calculated as the greater of 2% of net smelter returns pre-payout and 4% of net smelter returns post-payout or 10% of net profits pre-payout and 20% of net profits post payout, and on base metals, calculated as the greater of 1% of net smelter returns pre-payout and 3% of net smelter return post-payout or 10% of net profits pre-payout and 20% of net profits post payout. Payout occurs when the Company has recouped cumulative gross revenues from production equal to its cumulative expenditures since the effective date of the lease. Upon the Company having made a production decision with respect to any leased area, Doyon will also have the right to acquire a minimum of 5%, and a maximum of 10%, participating interest in it’s interest in that leased area by contributing an amount equal to 2.25 times Doyon’s elected percentage of the Company’s cumulative project expenditures to the joint venture to be formed upon Doyon’s election to participate. Such contribution will be applied to fund 100% of joint venture expenditures until exhausted following which each party will be required to contribute its pro rata share of further expenditures.

(c)

Properties acquired from AngloGold, Alaska

Pursuant to an Asset Purchase and Sale and Indemnity Agreement dated June 30, 2006 (the “AngloGold Agreement”) among the Company,  AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”) and Talon Gold Alaska, Inc. (our wholly owned Alaskan subsidiary), the Company acquired all of AngloGold’s interest in a portfolio of six mineral exploration projects in Alaska (aggregating 246 square kilometres) (the “Sale Properties”)  in consideration of the issuance of 5,997,295 common shares , representing approximately 19.99% of the Company’s issued shares following the closing of the acquisition and two private placement financings raising an aggregate of $11,479,348.  AngloGold has the right to maintain its percentage equity interest in the Company, on an ongoing basis, provided that such right will terminate if AngloGold’s interest falls below 10% at any time after January 1, 2009.

As further consideration for the transfer of the Sale Properties, the Company granted to AngloGold a 90 day right of first offer with respect to the Sale Properties and any additional mineral properties in which we acquire an interest and which interest we propose to farm out or otherwise dispose of.  If AngloGold’s equity interest in the Company is reduced to less than 10%, then this right of first offer will terminate.

(d)

Properties optioned from AngloGold, Alaska

In conjunction with the closing of the acquisition of the Sale Properties, the Company entered into an option/joint venture with AngloGold with respect to two additional mineral projects in Alaska, referred to as the LMS (61 square kilometres) and the Terra (118 square kilometres) properties (the “Optioned Properties”).

(i)

With respect to the LMS property, the Company will have the right to earn a 60% interest by incurring aggregate exploration expenditures of USD3.0 million within four years, of which the Company has committed to incur minimum exploration expenditures of USD1.0 million during the 2006 calendar year and of USD 750,000 during the 2007 calendar year.  Upon the Company having earned its 60% interest in the LMS property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further USD 4.0 million in exploration expenditures over a further two years.

(ii)

With respect to the Terra property, the Company will have the right to earn a 60% interest by incurring aggregate exploration expenditures of USD 3.0 million within four years, of which the Company has committed to incur minimum exploration expenditures of USD 500,000 during the 2006 calendar year and of USD 750,000 during the 2007 calendar year.  Upon the Company having earned its 60% interest in the Terra property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further USD 4.0 million in exploration expenditures over a further two years.

In either case, following the parties having earned their final respective interests, each party will be required to contribute its pro rata share of further exploration expenditures or be diluted.  A party that is diluted to 10% or less will have its interest converted to a 2% net smelter return royalty.

6.

Due to a Director

During the year ended May 31, 2006 loans totalling $80,000 were repaid to a director of the Company.  These loans were unsecured, non-interest bearing and had no fixed terms of repayment.  Accordingly, fair value could not be readily determined.

7.

Share Capital

Authorized

500,000,000 common shares without par value

Issued

	Number of shares	Contributed Surplus	Share Capital

Balance, May 31, 2004 and 2005	9,012,183		$ 3,515,664

Shares issued for cash
Private placement	1,000,000		200,000

Balance May 31, 2006	10,012,183		3,715,664

Exercise of warrants	50,000		13,000
Private placement (brokered)	5,599,605		6,999,506
Private placement (non-brokered)	7,999,718		4,479,842
Agent’s commission	349,123		436,404
Agent’s option		354,070
Shares issued for property acquisition	5,997,295		7,496,619
Share issue costs			(936,095)

Balance August 31, 2006	30,007,924	354,070	$ 22,204,940

Share issuances

On October 21, 2005, the Company issued 1,000,000 units at $0.20 per unit, for total cash proceeds of $200,000.  Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant is exercisable into one common share at a price of $0.26 until October 21, 2007.  During the period ended August 31, 2006, 50,000 warrants were exercised.

On August 4, 2006, the Company completed a brokered private placement consisting of 5,599,605 units at a price of $1.25 per unit for total proceeds of $6,999,506.  Each unit consisted of one common share and one-half non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $1.50 until August 4, 2008.

On August 4, 2006, the Company completed a non brokered private placement consisting of 7,999,718 units at a price of $0.56 per unit for total proceeds of $4,479,842.  Each unit consisted of one common share and one-half share purchase warrant.  Each full warrant entitles the holder to purchase one additional common share at a price of $1.00 until August 4, 2008.

On August 4, 2006, the Company issued 349,123 commission units at a price of $1.25 per unit for total value of $436,404.  Each commission unit consisted of one common share and one-half of a share purchase warrant, each whole warrant entitling the agent to purchase one additional common share at a price of $1.50 until August 4, 2008.  In addition, the agent received compensation options of 498,748 options. Each compensation option entitles the agent to purchase one additional common share at a price of $1.30 until August 4, 2008.

On August 4, 2006, the Company issued 5,997,295 common shares to acquire the “Sale Properties” consist of the Livengood, West Pogo, Coffee Dome, Gilles, Caribou and Blackshell projects (See Note 5 (c)).

Warrants

Warrant transactions are summarized as follows:

	Three months ended August 31, 2006		Year ended May 31, 2006
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Warrants exercisable, beginning of period	1,000,000	$0.26	-	-
Issued – non-brokered private placement	3,998,859	$1.00	1,000,000	$0.26
Issued – brokered private placement	2,799,802	$1.50	-	-
Issued – agent commission	174,561	$1.50	-	-
Exercised	(50,000)	($0.26)	-	-

Warrants exercisable, end of period	7,923,222	$1.10	1,000,000	$0.26

Options

The Company has adopted an incentive stock option plan (the “2006 Plan”).  The essential elements of the 2006 Plan provide that the aggregate number of common shares of the Company’s capital stock issuable pursuant to options granted under the 2006 Plan may not exceed 10% of the number of issued shares of the Company at the time of the granting of the options.  Options granted under the 2006 Plan will have a maximum term of five years.  The exercise price of options granted under the 2006 Plan will not be less than the discounted market price of the common shares (defined as the last closing market price of the Company’s common shares immediately preceding the issuance of a news release announcing the granting of the options, less the maximum discount permitted under TSX Venture Exchange policies), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Options granted under the 2006 Plan vest immediately, except for consultants conducting investor relation activities who will become vested with the right to exercise one-fourth of the option upon the conclusion of each three month period subsequent to the date of the grant of the option, unless otherwise determined by the directors at the date of grant.

Pursuant to the Company’s brokered private placement completed on August 4, 2006, the agent received compensation options of 498,748 options. Each compensation option entitles the agent to purchase one additional common share at a price of $1.30 until August 4, 2008. This option is outstanding at August 31, 2006.

8.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	August 31, 2006	May 31, 2006
		(audited)
Loss before income taxes	$ (358,395)	$ (127,228)
Statutory Canadian corporate tax rate	34.10%	34.10%

Income tax recovery at statutory rates	$ (122,213)	$ (43,385)
Non-deductible items for tax purposes	-	6,025
Effect of tax rate change	-	26,247
Share issue costs	(319,208)
Change in valuation allowance	441,421	11,113

	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	August 31, 2006	May 31, 2006
Future income tax assets		(audited)
Mineral properties	$ 559,946	$ 559,946
Share issue costs	319,208	-
Cumulative eligible capital	118	118
Net capital losses available	841	841
Non-capital losses available for future periods	202,294	65,284

	1,082,407	626,189

Valuation allowance	(1,082,407)	(626,189)

	$ -	$ -

At August 31, 2006 the Company has tax losses of approximately $593,000 available for carry-forward to reduce future years’ income taxes, expiring up to 2017.  In addition the Company has available mineral resource related expenditure pools totalling approximately $11,500,000 which may be deducted against future taxable income on a discretionary basis.

Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts.

9.

Related Party Transactions

During the period the Company paid $50,099 (2005 - $15,000) in management fees and salaries to officers and $Nil (2005 - $856) in professional fees to a company controlled by an individual who is a director of the Company.

At August 31, 2006, included in accounts payable and accrued liabilities was $536,979 (May 31, 2006 - $2,515) owing to related parties.

These transactions with related parties have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with GAAP in Canada, which differs in certain respects from GAAP in the United States.  The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

a)

Mineral property exploration and development

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of minerals has been located.  Canadian GAAP allows mineral exploration and development property expenditures to be deferred during this process.  The effect on the Company’s financial statements is summarized below:

Three months ended,	August 31, 2006	August 31, 2005

Consolidated statement of operations and deficit

Loss for the year under
Canadian GAAP	$ (358,395)	$ (27,940)
Write-off of exploration expenses	-	-

Mineral property expenditures, net	(8,833,586)	-

United States GAAP	$ (9,191,981)	$ (27,940)

Loss per share – US GAAP	$ (0.58)	$ (0.00)

Consolidated Balance Sheet	August 31, 2006	May 31, 2006

Mineral Properties
Canadian GAAP	$ 9,863,902	$ 1,030,316
Mineral property expenditures
(cumulative)	(9,677,911)	(844,325)

United States GAAP	$ 185,991	$ 185,991

Deficit
Canadian GAAP	$ (3,026,925)	$ (2,668,530)
Mineral property expenditures
(cumulative)	(9,677,911)	(844,325)

United States GAAP	$ (12,704,836)	$ (3,512,855)

b)

Marketable securities

Under United States GAAP, the Company would classify the marketable securities as “Securities available for resale”.  The carrying value on the balance sheet at August 31, 2006 would be $10,000 (May 31, 2006 – $10,000) and the unrealized gain (loss) of $Nil (2005 - $Nil) would be posted to shareholder’s equity as part of other comprehensive income.

c)

Stock based compensation

Statement of Financial Accounting Standards No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation” (“SFAS 148”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value.  The Company has chosen to account for all stock-based compensation in accordance with the provisions of SFAS 148.  Accordingly, compensation cost for stock options granted is measured as the fair value at the date of grant, and there is no difference in these financial statements.

d)

Loss per share

Under both Canadian and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the periods ended August 31, 2006 and 2005 was 15,880,498 and 9,012,183 respectively.

e)

Income taxes

Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools.  This asset would have been reduced to $nil by a valuation allowance.  The result is no difference in net income reported between Canadian and United States GAAP.

11.

Subsequent events

a)

Hanneman/Berglin Minera Lease – Livengood Project, Alaska

The latest land acquisition at the Livengood project covered 169 State of Alaska claims, which have been leased from the private parties and covers extensions of the Livengood mineralized zone. The 10 year renewable lease agreement requires the Company to make yearly lease payments, meet yearly work commitments and pay a sliding scale royalty to the lessors as described below (all in USD):

•

Payments: $75,000 at signing (paid), $50,000/year in years 2-5 and $100,000/year in years 6-10

•

Work Commitments: $100,000 in year 1, $200,000 in years 2-5 and 300,000/yr in years 6-10

•

Royalty: Sliding scale 2-5% NSR based on a gold prices of $350/oz and below to $500/oz and above

•

The Company is responsible for all land costs and assessment work commitments for the claims and has reimbursed the cost of the August 31, 2006 assessment work payment ($16,900).

•

The Company has an option to buy 100% of the underlying interest in the property for $10,000,000.